Mail Stop 4561

January 29, 2007

Mr. Paul O. Bower
Chief Executive Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Suite 300
Memphis, TN 38117

       **Re:**    **Education Realty Trust, Inc.**
                **Form 10-K for Fiscal Year Ended December 31, 2005**
                **Filed March 31, 2006**
                **Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and**
                **September 30, 2006**
                **Filed May 15, August 11, and November 13, 2006**
                **File No. 1-32417**

Dear Mr. Bower:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Linda van Doorn
                             Senior Assistant Chief Accountant